UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Theresa Teng
Name:	Theresa Teng
Title:	Chief Financial Officer

Date: November 20, 2013

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE THIRD QUARTER OF 2013

SHANGHAI, CHINA — November 18, 2013 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the third quarter of 2013.

THIRD QUARTER 2013 FINANCIAL HIGHLIGHTS

•	Net revenues in the third quarter of 2013 were US$41.5 million, a 61.0% increase from the corresponding period in 2012.

•	Income from operations in the third quarter of 2013 was US$17.0 million, a 83.5% increase from the corresponding period in 2012.

•	Operating margin in the third quarter of 2013 was 41.0% compared to 35.9% in the corresponding period in 2012.

•	Net income attributable to Noah shareholders in the third quarter of 2013 was US$14.0 million, a 85.3% increase from the corresponding period in 2012. Non-GAAP [1] net income attributable to Noah shareholders in the third quarter of 2013 was US$15.3 million, a 78.4% increase from the corresponding period in 2012.

•	Net income per basic and diluted ADS in the third quarter of 2013 were both US$0.25. Non-GAAP net income per diluted ADS in the third quarter of 2013 was US$0.27.

THIRD QUARTER 2013 OPERATIONAL HIGHLIGHTS

•	Total number of registered clients as of September 30, 2013 increased by 32.0% year-over-year to 50,084; this figure includes 48,044 registered individual clients, 1,923 registered enterprise clients and 117 wholesale clients that have entered into cooperation agreements with the Company.

•	Active clients[2] during the third quarter of 2013 were 2,245 a 39.2% increase from the corresponding period in 2012. The aggregate value of wealth management products distributed by the Company during the third quarter of 2013 was RMB12.0 billion (approximately US$2.0 billion) [3] , a 63.1% increase from the corresponding period in 2012. Of this aggregate value, fixed income products accounted for 75.6%, private equity fund products accounted for 19.5%, and other products, including mutual fund products, private securities investment funds and investment-linked insurance products, accounted for 4.9%. The average transaction value per client [4] in the third quarter of 2013 was RMB5.4 million (approximately US$0.9 million), a 17.1% increase from the corresponding period in 2012, primarily due to an increase in transaction value from enterprise clients as a percentage of aggregate transaction value as their investment amounts tend to be higher than individual clients.

•	Coverage network as of September 30, 2013 included 56 branches, the same as June 30, 2013 and down from 57 branches as of September 30, 2012. The number of relationship managers was 540 as of September 30, 2013, up from 525 as of June 30, 2013 and up from 501 as of September 30, 2012.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]	“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period.
[3]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[4]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “The significant growth of our business in the third quarter was driven by overall structural improvements. These improvements include enhancement in product development, client servicing and operating capability which has helped us scale new heights.”

Mrs. Theresa Teng, Chief Financial Officer, said, “The improvement of product mix was in line with the corporate strategy. In addition, our operating margin and net margin both increased from the previous year. We are confident that we will achieve our full year financial targets.”

THIRD QUARTER 2013 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2013 were US$41.5 million, a 61.0% increase from the corresponding period in 2012, due to increases in both one-time commission revenues and recurring service fees for the third quarter of 2013.

Net revenues from one-time commissions for the third quarter of 2013 were US$17.7 million, a 16.5% increase from the corresponding period in 2012. The year-over-year increase for the third quarter of 2013 was mainly due to an increase in transaction value.

Net revenues from recurring service fees for the third quarter of 2013 were US$21.5 million, a 111.7% increase from the corresponding period in 2012. The year-over-year increase was mainly due to an increase in assets under management by the Company since the second half of 2012 and the cumulative effect of private equity funds previously distributed by the Company.

Operating Margin

Operating margin for the third quarter of 2013 was 41.0%, as compared to 35.9% for the corresponding period in 2012. The year-over-year increase for the third quarter of 2013 was driven by growth of net revenues exceeding those in operating cost and expenses.

Operating cost and expenses for the third quarter of 2013, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$24.5 million, a 48.3% increase from the corresponding period in 2012.

Cost of revenues for the third quarter of 2013 totaled US$8.9 million, a 74.1% increase from the corresponding period in 2012. The year-over-year increase for the third quarter of 2013 was primarily due to an increase in compensation paid to relationship managers as a result of the increase in transaction value, and incremental costs from repositioning of certain branch managers, whose compensations in their client facing roles are now accounted for in cost of revenues, instead of selling expenses.

Selling expenses for the third quarter of 2013 were US$10.1 million, a 39.8% increase from the corresponding period in 2012. Selling expenses as a percentage of net revenues for the third quarter of 2013 was 24.4%, as compared to 28.1% for the corresponding period in 2012. The year-over-year increases for the third quarter of 2013 was primarily due to increases in employee compensations and general marketing fees as the Company strengthened the selling and marketing functions.

G&A expenses for the third quarter of 2013 were US$9.5 million, a 81.9% increase from the corresponding period in 2012. G&A expenses as a percentage of net revenues for the third quarter of 2013 was 23.0%, as compared to 20.3% for the corresponding period in 2012. The year-over-year increases for the third quarter of 2013 was primarily due to increases in personnel expenses, professional consulting fees and office expenses.

Other operating income for the third quarter of 2013 was US$4.1 million, as compared to US$1.1 million for the corresponding period in 2012. Other operating income is government subsidies received in the PRC from local governments for general corporate purposes.

Income Tax Expenses

Income tax expenses for the third quarter of 2013 were US$4.9 million, a 67.7% increase from the corresponding period in 2012. The year-over-year increase for the third quarter of 2013 was due to an increase in taxable income.

Net Income

Net income for the third quarter of 2013 was US$14.6 million, a 93.1% increase from the corresponding period in 2012. Net margin for the third quarter of 2013 was 35.1%, as compared to 29.3% for the corresponding period in 2012.

Net income attributable to Noah shareholders for the third quarter of 2013 was US$14.0 million, a 85.3% increase from the corresponding period in 2012. Net income per basic and diluted ADS for the third quarter of 2013 were both US$0.25, as compared to US$0.14 for the corresponding period in 2012.

Non-GAAP net income for the third quarter of 2013 was US$15.8 million, a 85.3% increase from the corresponding period in 2012. Non-GAAP net margin for the third quarter of 2013 was 38.2%, as compared to 33.2% for the corresponding period in 2012.

Non-GAAP net income attributable to Noah shareholders for the third quarter of 2013 was US$15.3million, a 78.4% increase from the corresponding period in 2012. Non-GAAP net income per diluted ADS for the third quarter of 2013 was US$0.27, as compared to US$0.15 for the corresponding period in 2012.

Balance Sheet and Cash Flow

As of September 30, 2013, the Company had US$166.3 million in cash and cash equivalents, an increase of US$1.0 million from US$165.3 million as of June 30, 2013. In the third quarter of 2013, the Company generated US$14.2 million in its operating activities, invested $36.9 million mostly in fixed income products, received US$26.8 million from sale of fixed income products

On May 22, 2013, the Company’s Board of Directors authorized a new share repurchase program of up to US$30 million worth of its issued and outstanding ADSs over the course of one year. As of September 30, 2013, the Company has repurchased 33,755 ADSs for approximately US$0.3 million, inclusive of transaction charges.

2013 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2013 is expected to be in a range of US$50.0 million and US$55.0 million, representing a year-over-year increase in the range of 86.4% and 105.0%. This estimate reflects management’s current assessment and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Monday, November 18, 2013 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 9:00 am (Hong Kong, Tuesday, November 19, 2013) to discuss its third quarter 2013 unaudited financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
• United States	+1-866-519-4004	+1-845-675-0437
• China
• Domestic	800-819-0121
• Domestic Mobile	400-620-8038
• Hong Kong	###-##-####
• United Kingdom	080-8234-6646
Conference ID #	94814387

A telephone replay will be available shortly after the call until November 25, 2013 at +1-646-254-3697 (US Local Toll) or +61-2-8199-0299 (International). Conference ID #94814387.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is a leading wealth management service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes wealth management products, including primarily fixed income products, private equity funds, private securities investment funds and mutual funds. Noah is also equipped with asset management services capability, managing its own fund of funds and real estate fund products. With over 500 relationship managers in 56 branch offices as of September 30, 2013, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2013 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain quality employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Jing Ou-Yang, Director of IR

Tel: +86 21 2510 0889

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	June 30, 2013	September 30, 2013
	$	$
Assets
Current assets:
Cash and cash equivalents	165,282,019	166,336,755
Restricted cash	162,935	163,399
Short-term investments	25,841,272	34,347,091
Accounts receivable, net of allowance for doubtful accounts of nil at June 30, 2013 and September 30, 2013	17,451,506	18,241,359
Deferred tax assets	1,259,779	1,236,928
Amounts due from related parties	8,287,628	16,379,833
Other current assets	6,014,418	7,058,025

Total current assets	224,299,557	243,763,390
Long-term investments	3,153,616	4,796,569
Investment in affiliates	12,226,997	14,210,415
Property and equipment, net	7,012,982	9,037,302
Non-current deferred tax assets	1,143,317	1,128,667
Other non-current assets	880,118	926,016

Total Assets	248,716,587	273,862,359

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	17,415,118	21,875,324
Income tax payable	4,167,664	4,413,278
Deferred revenues	12,731,182	12,652,237
Other current liabilities	8,738,187	12,340,357

Total current liabilities	43,052,151	51,281,196
Non-current uncertain tax position liabilities	1,550,996	1,596,504
Other non-current liabilities	3,114,903	3,440,302

Total Liabilities	47,718,050	56,318,002
Equity	200,998,537	217,544,357

Total Liabilities and Equity	248,716,587	273,862,359

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2012	September 30, 2013	Change
	$	$
Revenues:
Third-party revenues	20,002,648	23,890,350	19.4%
Related party revenues	7,268,368	20,010,928	175.3%

Total revenues	27,271,016	43,901,278	61.0%
Less: business taxes and related surcharges	(1,515,774)	(2,442,749)	61.2%

Net revenues	25,755,242	41,458,529	61.0%

Operating cost and expenses:
Cost of revenues	(5,126,370)	(8,924,684)	74.1%
Selling expenses	(7,230,023)	(10,109,459)	39.8%
General and administrative expenses	(5,236,637)	(9,525,521)	81.9%
Other operating income	1,095,360	4,090,866	273.5%

Total operating cost and expenses	(16,497,670)	(24,468,798)	48.3%

Income from operations	9,257,572	16,989,731	83.5%

Other income:
Interest income	491,212	822,357	67.4%
Investment income	788,997	1,048,252	32.9%
Other income	118,944	77,788	(34.6%)

Total other income	1,399,153	1,948,397	39.3%

Income before taxes and loss from equity in affiliates	10,656,725	18,938,128	77.7%
Income tax expense	(2,942,322)	(4,935,006)	67.7%
(Loss) income from equity in affiliates	(167,006)	567,462	439.8%

Net income	7,547,397	14,570,584	93.1%
Less: net income attributable to non-controlling interests	59	586,000	993120%

Net income attributable to Noah Shareholders	7,547,338	13,984,584	85.3%

Income per ADS, basic	0.14	0.25	78.6%
Income per ADS, diluted	0.14	0.25	78.6%
Margin analysis:
Operating margin	35.9%	41.0%
Net margin	29.3%	35.1%
Weighted average ADS equivalent: [1]
Basic	55,259,030	54,993,576
Diluted	55,769,254	56,191,252
ADS equivalent outstanding at end of period	56,372,310	55,117,298

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Condensed Comprehensive Income Statements

(In U.S. dollars)

(unaudited)

	Three months ended
	September 30, 2012	September 30, 2013	Change
	$	$
Net income attributable to Noah Shareholders	7,547,338	13,984,584	85.3%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,118,361	462,039	(58.7%)

Comprehensive income	8,665,699	14,446,623	66.7%
Less: Comprehensive income attributable to non-controlling interests	—	612,214	—

Comprehensive income attributable to Noah Shareholders	8,664,699	13,834,409	59.7%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2012	September 30, 2013	Change
Number of registered clients	37,943	50,084	32.0%
Number of relationship managers	501	540	7.8%
Number of branch offices	57	56	(1.8%)

	Three months ended
	September 30, 2012	September 30, 2013	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	1,613	2,245	39.2%
Transaction value:
Fixed income products	5,304	9,093	71.4%
Private equity fund products	1,703	2,351	38.1%
other products, including mutual fund products, private securities investment funds and investment-linked insurance products,	367	584	59.1%

Total transaction value	7,374	12,029	63.1%

Average transaction value per client	4.57	5.4	17.1%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	September 30, 2012	September 30, 2013	Change
	$	$
Net income	7,547,397	14,570,584	93.1%
Adjustment for share-based compensation related to:
Share options	54,678	55,298	1.1%
Restricted shares	952,121	1,223,451	28.5%

Adjusted net income (non-GAAP)*	8,554,196	15,849,333	85.3%
Net margin	29.3%	35.1%
Adjusted net margin (non-GAAP)*	33.2%	38.2%
Net income attributable to Noah Shareholders	7,547,338	13,984,584	85.3%
Adjustment for share-based compensation related to:
Share options	54,678	55,298	1.1%
Restricted shares	952,121	1,223,451	28.5%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	8,554,137	15,263,333	78.4%
Net income per ADS, diluted	0.14	0.25	86.2%
Adjusted net income per ADS, diluted (non-GAAP)*	0.15	0.27	83.0%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.